SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

For the date of June 5, 2003

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name: Title:	Walker Boyd Group Finance Director

Date: June 5, 2003

Embargoed until 12.00 Noon (BST)

Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

5 June 2003

SIGNET REPORTS FURTHER PROGRESS

IN FIRST QUARTER RESULTS

Signet Group plc (LSE: SIG and NASDAQ NMS: SIGY), the world’s largest speciality retail jeweller, today announces its first quarter results for the 13 week period 2 February to 3 May 2003.

Group

Group profit before tax was £24.1 million (Q1 2002/03: £23.9 million restated for adoption of FRS 17—“Retirement Benefits”). At constant exchange rates the underlying increase was 11.6%. The US dollar weakened from £1/$1.43 to £1/$1.59 compared to the prior year. Group like for like sales increased by 2.2%. Total sales advanced by 4.6% at constant exchange rates, the decrease at actual exchange rates was 3.4% to £342.9 million (Q1 2002/03: £354.8 million). Group operating profit was £27.2 million (Q1 2002/03: £27.9 million restated) and operating margin was unchanged at 7.9%. Earnings per share were unchanged at 0.9p (Q1 2002/03: 0.9p restated), equivalent to $0.43 per ADR. The tax rate was the same as last year at 35.5%.

United States (circa 71% of Group annual sales)

The US business again outperformed the jewellery sector on a like for like basis and further increased market share. Operating profit was £26.2 million (Q1 2002/03: £27.5 million), up by 5.9% on a constant currency basis but 4.7% down on a reported basis. The operating margin increased to 10.5% (Q1 2002/03: 10.3%), reflecting strict control of costs and gross margins throughout the period.

Total sales increased by 4.1% at constant exchange rates to £250.3 million (Q1 2002/03: £267.3 million); on a reported basis total sales fell by 6.4%. Like for like sales rose by 1.1%. The gross margin improved slightly, reflecting the implementation of a range of management initiatives which offset anticipated adverse mix changes and some impact from the higher gold price. The bad debt ratio was similar to the first quarter of last year and remained within the range of the last five years.

United Kingdom (circa 29% of Group annual sales)

The UK business continued to perform strongly. Operating profit improved by £0.6 million to £2.4 million (Q1 2002/03: £1.8 million restated) on total sales up by 5.8% to £92.6 million (Q1 2002/03: £87.5 million). Total like for like sales rose by 5.4%, with H.Samuel up by 4.5% and Ernest Jones by 6.6%. Both chains benefited from increased diamond participation as a result of improvements in merchandise, in-store presentation, training, store systems and marketing. Gross margin was in line with last year’s level and the operating margin increased to 2.6% (Q1 2002/03: 2.1% restated). The FRS 17 charge was £0.7 million (Q1 2002/03: £0.6 million restated).

Group Costs, Financial Items and Net Debt

Group costs were unchanged at £1.4 million. Net interest payable was £3.1 million (Q1 2002/03: £4.0 million restated), after crediting £0.2 million in respect of FRS 17 (Q1 2002/03: £0.6 million credit restated). Net debt at 3 May 2003 was £137.7 million (4 May 2002: £180.6 million), reflecting the improved position at 1 February 2003 and the favourable movement in period end exchange rate.

Prior Year Adjustment

The Group has now adopted FRS 17 – “Retirement Benefits”. The overall effect has been a net charge of £0.5 million to profit before tax in Q1 2003/04 against a restated comparable period net charge of nil. Under the market based approach of FRS 17 there was a £6.7 million pension fund deficit at 1 February 2003 in comparison with a balance sheet asset of £19.1 million under SSAP 24. Consequently a non-cash charge of £18.1 million, net of deferred tax, has been made directly to reserves to reflect this change, representing 2.7% of shareholder funds at 1 February 2003. Details of the impact of adopting FRS 17 are shown in Note 9 of the attached first quarter 2003/04 results.

Comment

Terry Burman, Group Chief Executive, commented “While exchange translation negatively impacted reported results the 11.6% underlying increase in profit before tax reflects the further progress made by the Group.

Against the background of very challenging trading conditions the US business again outperformed its competition and gained further market share. The quarter was marked by strong trading during the Valentine’s Day period, although a weaker trend was evident during the latter two months.

The UK division performed well. Against strong comparatives in the previous year like for like sales increased by 5.4%. The drive to increase participation of diamonds in the sales mix showed further success.

US sales in May have shown some improvement compared with March and April as a whole. The UK sales performance in May was satisfactory.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

	Tim Grey, Brunswick	+44 (0) 20 7404 5959

A conference call for all interested parties will take place today at 2.30 p.m. BST.

European dial-in:	+44 (0) 20 7984 7582	Password: “Signet”
European 48 hr replay:	+44 (0) 20 7784 1024	Access code: 501545

US dial-in:	+1 719 457 2679	Password: “Signet”
US 48 hr replay:	+1 719 457 0820	Access code: 501545

The Annual General Meeting will take place on Tuesday 8 July 2003. The second quarter sales performance for the 13 weeks ending 2 August 2003 is expected to be announced on Thursday 7 August 2003.

Signet operated 1,671 speciality retail jewellery stores at 3 May 2002; these included 1,065 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 606 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the US Securities and Exchange Commission, including its 2002/03 Annual Report on Form 20-F filed with the Commission on April 24, 2003. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Unaudited interim consolidated profit and loss account

for the 13 weeks ended 3 May 2003

		13 weeks ended 3 May 2003		13 weeks ended 4 May 2002 as restated(1)		52 weeks ended 1 February 2003 as restated(1)
	Notes	£m		£m		£m

Sales	2,3	342.9		354.8		1,608.0

Operating profit	3,9	27.2		27.9		213.9
Net interest payable and similar charges	4,9	(3.1)		(4.0)		(14.0)

Profit on ordinary activities before taxation	9	24.1		23.9		199.9
Tax on profit on ordinary activities	5	(8.6)		(8.5)		(70.8)

Profit for the financial period		15.5		15.4		129.1
Dividends		—		—		(36.1)

Retained profit attributable to shareholders		15.5		15.4		93.0

Earnings per share – basic	7	0.9	p	0.9	p	7.5	p
– diluted		0.9	p	0.9	p	7.5	p

All of the above relates to continuing activities.

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Unaudited consolidated balance sheet

at 3 May 2003

		3 May 2003	4 May 2002 as restated(1)	1 February 2003 as restated(1)
	Notes	£m	£m	£m
Fixed assets
Intangible assets		20.0	23.0	19.8
Tangible assets		209.1	212.1	205.5

		229.1	235.1	225.3

Current assets
Stocks		578.9	554.6	539.5
Debtors (see note below)		331.1	337.4	345.9
Cash at bank and in hand		71.5	61.7	89.2

		981.5	953.7	974.6
Creditors: amounts falling due within one year		(298.5)	(281.1)	(324.9)

Bank loans and overdrafts		(28.4)	(32.1)	(52.0)
Other		(270.1)	(249.0)	(272.9)

Net current assets (see note below)		683.0	672.6	649.7

Total assets less current liabilities		912.1	907.7	875.0
Creditors: amounts falling due after more than one year		(193.6)	(216.4)	(189.1)

Bank loans		(175.6)	(201.3)	(171.4)
Other		(18.0)	(15.1)	(17.7)

Deferred tax		—	(3.4)	—
Provisions for liabilities and charges		(7.4)	(6.8)	(7.5)

Total net assets		711.1	681.1	678.4

Capital and reserves – equity
Called up share capital		8.6	8.6	8.6
Reserves		702.5	672.5	669.8

Shareholders’ funds	8	711.1	681.1	678.4

Note: Debtors and net current assets include amounts recoverable after more than one year of £5.6 million (4 May 2002: £nil, 1 February 2003: £5.3 million).

Unaudited consolidated statement of total recognised gains and losses for the 13 weeks ended 3 May 2003

	13 weeks ended 3 May 2003	13 weeks ended 4 May 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m

Profit for the financial period	15.5	15.4	129.1
Translation differences (1 February 2003: net of £0.7 million tax credit)	17.1	(20.7)	(143.2)
Actuarial loss arising on pension asset (note 9)	—	—	(22.3)

Total recognised gains and losses relating to the period	32.6	(5.3)	(36.4)
Prior year adjustment (note 9)	(18.1)	—	—

Total recognised gains and losses	14.5	(5.3)	(36.4)

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Unaudited consolidated cash flow statement

for the 13 weeks ended 3 May 2003

	13 weeks ended 3 May 2003	13 weeks ended 4 May 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m
Net cash inflow from operating activities	36.8	48.3	182.2
Net cash outflow from returns on investments and servicing of finance	(3.1)	(4.3)	(16.5)
Taxation paid	(20.9)	(19.7)	(57.3)
Net cash outflow for capital expenditure	(9.4)	(12.1)	(48.2)
Equity dividends paid	—	—	(30.8)

Cash inflow before use of liquid resources and financing	3.4	12.2	29.4
Management of liquid resources – decrease/(increase) in bank deposits	18.9	9.0	(29.9)
Cash inflow/(outflow) from financing	—	0.3	(7.8)

Increase/(decrease) in cash in the period	22.3	21.5	(8.3)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the period	22.3	21.5	(8.3)
Cash outflow from decrease in debt	0.1	2.3	12.1
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(18.9)	(9.0)	29.9

Change in net debt resulting from cash flows	3.5	14.8	33.7
Translation difference	(1.1)	6.3	27.9

Movement in net debt in the period	2.4	21.1	61.6
Opening net debt	(140.1)	(201.7)	(201.7)

Closing net debt	(137.7)	(180.6)	(140.1)

Reconciliation of operating profit to operating cash flow
Operating profit	27.2	27.9	213.9
Depreciation and amortisation charges	9.3	9.3	37.8
Increase in stocks	(29.3)	(14.1)	(44.9)
Decrease/(increase) in debtors	23.1	30.8	(26.5)
Increase/(decrease) in creditors	6.6	(5.4)	1.4
(Decrease)/increase in other provisions	(0.1)	(0.2)	0.5

Net cash inflow from operating activities	36.8	48.3	182.2

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the 13 weeks ended 3 May 2003

1. Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 1 February 2003 except for where restatements arise from the implementation of FRS 17 – ‘Retirement Benefits’. The comparative figures for the 52 weeks ended 1 February 2003 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have not yet been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2. Sales

Sales represent net sales to customers outside the Group, exclusive of value added and sales taxes.

3. Segment information

	13 weeks ended 3 May 2003	13 weeks ended 4 May 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	92.6	87.5	473.6
US	250.3	267.3	1,134.4

	342.9	354.8	1,608.0

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading – as restated(a)	2.4	1.8	64.7
– Group central costs (b)	(1.4)	(1.4)	(6.0)

	1.0	0.4	58.7
US	26.2	27.5	155.2

	27.2	27.9	213.9

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

(a) UK trading profit for the 13 weeks ended 3 May 2003 includes a charge of £0.7 million relating to pension net service cost arising from the adoption in 2003/04 of FRS 17 – ‘Retirement Benefits’ (13 weeks ended 4 May 2002: £0.6 million, 52 weeks ended 1 February 2003: £2.3 million).

(b) Group central costs for the 52 weeks ended 2 February 2003 include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property (13 weeks ended 3 May 2003: £nil, 13 weeks ended 4 May 2002: £nil).

4. Net interest payable and similar charges

	13 weeks ended 3 May 2003	13 weeks ended 4 May 2002 as restated(1)	52 weeks ended 1 February 2003 as restated(1)
	£m	£m	£m
Net interest payable	(3.3)	(4.6)	(16.5)
FRS 17 – net interest credit	0.2	0.6	2.5

	(3.1)	(4.0)	(14.0)

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

Notes to the unaudited interim financial results

for the 13 weeks ended 3 May 2003

5. Taxation

The net taxation charge in the profit and loss account for the 13 weeks to 3 May 2003 has been based on the anticipated effective taxation rate for the 52 weeks ending 31 January 2004.

6. Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	3 May 2003	4 May 2002	1 February 2003
Profit and loss account (average rate)	1.59	1.43	1.53
Balance sheet (closing rate)	1.60	1.47	1.64

The effect of restating the balance sheet at 4 May 2002 to the exchange rates ruling at 3 May 2003 would be to decrease net debt by £14.7 million to £165.9 million. Restating the profit and loss account would decrease the pre-tax profit for the 13 weeks ended 4 May 2002 by £2.3 million to £21.6 million.

7. Earnings per share

	13 weeks ended 3 May 2003		13 weeks ended 4 May 2002 as restated(1)		52 weeks ended 1 February 2003 as restated(1)
	£m		£m		£m
Profit attributable to shareholders	15.5		15.4		129.1
Weighted average number of shares in issue (million)	1,713.9		1,708.0		1,710.7
Dilutive effect of share options (million)	10.5		20.1		16.4

Diluted weighted average number of shares (million)	1,724.4		1,728.1		1,727.1

Earnings per share – basic	0.9	p	0.9	p	7.5	p
– diluted	0.9	p	0.9	p	7.5	p

The number of shares in issue at 3 May 2003 was 1,714,002,284 (4 May 2002: 1,711,070,503 shares, 1 February 2003: 1,713,768,396 shares).

(1)	Restated for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).

8. Changes in shareholders’ equity

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 1 February 2003	8.6	53.9	3.1	101.7	529.2	696.5
Prior year adjustment (note 9)	—	—	—	—	(18.1)	(18.1)

As restated	8.6	53.9	3.1	101.7	511.1	678.4
Retained profit	—	—	—	—	15.5	15.5
Share options exercised	—	0.1	—	—	—	0.1
Translation differences	—	—	—	(10.2)	27.3	17.1

Balance at 3 May 2003	8.6	54.0	3.1	91.5	553.9	711.1

Notes to the unaudited interim financial results

for the 13 weeks ended 3 May 2003

9. Prior year adjustment

It was previously the Group’s policy, in compliance with SSAP 24, to spread the pension valuation surplus arising under its UK defined benefit pension scheme (‘the Scheme’) over the average service life of the employees. In compliance with this standard, a pension scheme prepayment of £19.1 million was included in the balance sheet at 1 February 2003 within debtors falling due after more than one year. An associated deferred tax liability of £5.7 million was also carried on the balance sheet at 1 February 2003.

FRS 17 – ‘Retirement Benefits’ (“FRS 17”), which the Group has adopted for 2003/04, requires that surpluses or deficits arising under defined benefit pension schemes be recognised immediately rather than spread forward.

The adoption of FRS 17 has led to the write off of the £19.1 million pension asset previously recognised under SSAP 24 together with provision for the net deficit of £6.7 million in the Scheme as at 1 February 2003. This £6.7 million net deficit has been classified as a creditor falling due after more than one year. The £5.7 million deferred tax liability associated with the SSAP 24 pension asset has been written back and a £2.0 million deferred tax asset has been recognised in respect of the net deficit provided for under FRS 17. The total net deficit of £18.1 million arising from the adoption of FRS 17 has been accounted for as a prior year adjustment charged directly to shareholders’ funds.

The consolidated statement of total recognised gains & losses for the 52 weeks to 1 February 2003 has been restated to include the actuarial loss on pension assets arising during that period net of deferred tax, calculated in accordance with FRS 17. This amounted to £22.3 million.

The profit and loss accounts for the 13 weeks to 4 May 2002 and for the 52 weeks to 1 February 2003 have been restated to include the following items, reflecting the requirements of FRS 17.

	13 weeks ended 4 May 2002	52 weeks ended 1 February 2003
	£m	£m
Operating profit:
As originally reported	28.5	216.2
– Net service cost	(0.6)	(2.3)

As restated	27.9	213.9

Net interest payable and similar charges:
As originally reported	(4.6)	(16.5)
– Expected return on Scheme assets	1.8	7.1
– Interest on Scheme liabilities	(1.2)	(4.6)

As restated	(4.0)	(14.0)

Profit on ordinary activities before taxation:
As originally reported	23.9	199.7
– Net impact of FRS 17 adjustments	—	0.2

As restated	23.9	199.9

Reconciliation of UK GAAP to US GAAP

for the 13 weeks ended 3 May 2003

Estimated effect on profit for the financial period of differences between UK GAAP and US GAAP

		13 weeks ended 3 May 2003		13 weeks ended 4 May 2002 as restated(1)		52 weeks ended 1 February 2003 as restated(1)
		£m		£m		£m
	Profit for the financial period in accordance with UK GAAP	15.5		15.4		129.1
	US GAAP adjustments:
	Goodwill amortisation and write off	0.3		0.3		1.2
	Sale and leaseback transactions	0.2		0.2		0.8
	Extended service plan revenues	(0.2)		(0.5)		(3.5)
	Pensions	(0.5)		(0.1)		(0.5)
	Depreciation of properties	—		—		0.2
	Stock compensation	(1.7)		(1.4)		1.3

	US GAAP adjustments before taxation	(1.9)		(1.5)		(0.5)
	Taxation	0.9		—		(0.3)

	US GAAP adjustments after taxation	(1.0)		(1.5)		(0.8)

	Net income attributable to shareholders in accordance with US GAAP	14.5		13.9		128.3

Income per ADS in accordance with US GAAP:	– basic	25.4	p	24.4	p	225.0	p
	– diluted	25.2	p	24.1	p	222.9	p
Weighted average number of ADS outstanding (million):	– basic	57.1		56.9		57.0
	– diluted	57.5		57.6		57.6

Estimated cumulative effect on shareholders’ funds of differences between UK GAAP and US GAAP

	3 May 2003	4 May 2002 as restated(1)	1 February 2003 as restated(1)
	£m	£m	£m
Shareholders’ funds in accordance with UK GAAP	711.1	681.1	678.4
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	541.3	577.5	531.2
Adjustment to goodwill	(66.1)	(72.1)	(64.5)
Accumulated goodwill amortisation	(165.2)	(175.8)	(162.6)
Sale and leaseback transactions	(9.5)	(10.3)	(9.7)
Extended service plan revenues	(17.2)	(15.4)	(16.6)
Pensions	11.4	3.2	12.0
Depreciation of properties	(2.5)	(2.7)	(2.5)
Revaluation of properties	(3.1)	(3.0)	(3.1)
Dividends	30.9	25.6	30.8

US GAAP adjustments before taxation	320.0	327.0	315.0
Taxation	2.3	7.5	4.6

US GAAP adjustments after taxation	322.3	334.5	319.6

Shareholders’ funds in accordance with US GAAP	1,033.4	1,015.6	998.0

(1) Restated under UK GAAP for the implementation in 2003/04 of FRS 17 – ‘Retirement Benefits’ (see note 9).